Suite 950, 650 West Georgia Street P.O. Box 11587 Vancouver, British Columbia
Stephen F.X. O’Neill*†	Michael F. Provenzano	Canada V6B 4N8
Alan H. Finlayson	Christian I. Cu*†◊
Charles C. Hethey*Δ		Telephone: (604) 687-5792
Facsimile: (604) 687-6650
Northwest Law Group is an association of independent lawyers and law corporations.
File #0332
December 15, 2011
VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: Parker Morrill, Attorney

Dear Sirs:

RE:	CANYON COPPER CORP. (the “Company”)
	-	SEC File Number 333-176303
	-	Registration Statement on Form S-1 Filed on August 15, 2011

We write on behalf of the Company in response to your comment letter dated September 7, 2011 and further comment letter dated September 12, 2011 regarding the above-referenced Registration Statement on Form S-1 filing (collectively, the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form S-1/A (as revised, the "Amended Form S-1").

In addition to the Amended Form S-1, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form S-1.

COMMENT LETTER DATED SEPTEMBER 7, 2011

GENERAL

1.	PLEASE UPDATE YOUR FINANCIAL STATEMENTS AND RELATED DISCLOSURES IN ACCORDANCE WITH RULE 8-08 OF REGULATION S-X.

In response to this comment, the Company has included in the Amended Form S-1 the audited financial statements for the year ended June 30, 2011, unaudited interim financial statements for the quarter ended September 30, 2011 and an updated management discussion of financial condition and results of operation.

SELLING SECURITY HOLDERS, PAGE 11

2.

PLEASE DISCLOSE WHETHER ANY SELLING SHAREHOLDER IS A REGISTERED BROKER-DEALER OR AFFILIATE OF A REGISTERED BROKER-DEALER. IF YOU DETERMINE THAT A SELLING SHAREHOLDER IS A REGISTERED BROKER-DEALER, PLEASE REVISE YOUR DISCLOSURE TO INDICATE THAT SUCH SELLING SHAREHOLDER IS AN UNDERWRITER, UNLESS SUCH SELLING SHAREHOLDER RECEIVED ITS SECURITIES AS COMPENSATION FOR INVESTMENT BANKING SERVICES. IF A SELLING SHAREHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER, PLEASE DISCLOSE, IF TRUE, THAT SUCH SELLING SHAREHOLDER ACQUIRED ITS SHARES IN THE ORDINARY COURSE OF BUSINESS AND AT THE TIME OF THE ACQUISITION DID NOT HAVE ANY ARRANGEMENTS OR UNDERSTANDINGS WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. IF NOT, YOU MUST INDICATE THAT SUCH SELLING SHAREHOLDER IS AN UNDERWRITER.

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
Δ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP
December 15, 2011

To the knowledge of management, none of the selling shareholders are registered broker-dealers in the United States and three of the selling shareholders are affiliates of a registered broker-dealer in the United States. Each affiliate of a registered broker-dealer represented to the Company that it acquired its shares in the original course of business and at the time of the acquisition it did not have any arrangements or understandings with any person to distribute the securities.

SIGNATURES

3.

WE NOTE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE SIGNED THE FILING ON BEHALF OF THE REGISTRANT AND EACH IN THOSE RESPECTIVE CAPACITIES. HOWEVER, NO OFFICER HAS SIGNED THE FILING IN THE CAPACITY OF CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. PLEASE AMEND YOUR FILING TO INCLUDE THE SIGNATURE OF YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. IF KURT BORDIAN, THE CHIEF FINANCIAL OFFICER, IS ALSO YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER, PLEASE INDICATE BENEATH HIS SIGNATURE THAT HE IS ALSO SIGNING THE FILING IN THE CAPACITY OF CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. SEE INSTRUCTION 1 TO THE SIGNATURES SECTION OF FORM S-1 FOR FURTHER INFORMATION.

In response to this comment, Kurt Bordian, the Company’s Chief Financial Officer, signed the Amended Form S-1 in his capacity as Chief Financial Officer and Principal Accounting Officer.

COMMENT LETTER DATED SEPTEMBER 12, 2011

CANADIAN NATIONAL INSTRUMENT 43-101 MINERAL RESOURCE ESTIMATE, PAGE 28

1.

YOUR JURISDICTION OF INCORPORATION IS NEVADA AND AS SUCH, ONLY THOSE TERMS SPECIFIED BY INDUSTRY GUIDE 7 MAY BE USED IN U.S. SEC FILINGS. THE PROVISIONS IN INDUSTRY GUIDE 7 PRECLUDE THE USE OF ANY TERMS OTHER THAN PROVEN OR PROBABLE RESERVES FOR DISCLOSURE IN SEC DOCUMENTS. PLEASE REMOVE ALL RESOURCE DISCLOSURE FROM YOUR FILING.

In response to this comment, the Company has removed all references to its Canadian National Instrument 43-101 mineral resource estimate from the Amended Form S-1.

COMPANY WEBSITE

2.

WE NOTE THAT YOUR WEBSITE REFERS TO OR USES THE TERMS “MEASURED,” “INDICATED,” AND “INFERRED,” RESOURCES. IF YOU CONTINUE TO MAKE REFERENCES ON YOUR WEB SITE TO RESERVE MEASURES OTHER THAN THOSE RECOGNIZED BY THE SEC, PLEASE ACCOMPANY SUCH DISCLOSURE WITH CAUTIONARY LANGUAGE COMPARABLE TO THE FOLLOWING:

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PERMITS U.S. MINING COMPANIES, IN THEIR FILINGS WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS ON THIS WEBSITE (OR PRESS RELEASE), SUCH AS “MEASURED,” “INDICATED,” AND “INFERRED” “RESOURCES,” WHICH THE SEC GUIDELINES STRICTLY PROHIBIT U.S. REGISTERED COMPANIES FROM INCLUDING IN THEIR FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 10-K WHICH MAY BE SECURED FROM US, OR FROM OUR WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

NORTHWEST LAW GROUP
December 15, 2011

PLEASE INDICATE THE LOCATION OF THIS DISCLAIMER IN YOUR RESPONSE.

In response to this comment, the Company has inserted the disclaimer on the home page of its corporate website.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Charles C. Hethey

CHARLES C. HETHEY

CCH/clk

Enclosure

cc:	Canyon Copper Corp.